UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

NOTICE TO SHAREHOLDERS

PAYMENT DATE OF INTEREST ON CAPITAL DECLARED ON THE 1st and 2nd QUARTER OF 2024

Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that the Company’s Statutory Board resolved on fixating payment dates for Interest on Capital (“IoC”) declared on the first and second quarter of the fiscal year of 2024, deliberated at the meetings of the Board of Directors held on March 14th, 2024, April 16th, 2024 and June 14th, 2024, described as follows:

Type of Event	Declaration Date	Shareholding Position	Gross Amount (R$)	Gross Amount per Share (R$)	Net Amount per Share (R$)	Payment Date
IoC	03/14/2024	03/28/2024	300,000,000	0.18153388831	0.15430380506	17/12/2024
IoC	04/16/2024	04/29/2024	380,000,000	0.23009418789	0.19558005970	17/12/2024
IoC	06/14/2024	06/26/2024	175,000,000	0.10622650585	0.09029252997	17/12/2024
Total			855,000,000.00	0.51785458205	0.44017639473

As provided for Article 26 of the Company’s Bylaw, the net amount of said IoCs will be imputed to the mandatory minimum dividend for the fiscal year to end on December 31, 2024, ad referendum of the General Shareholders’ Meeting, to be held on 2025.

Payment to shareholders who have a banking option in the shareholder register with Banco Bradesco S.A. will be made directly into the indicated accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The other shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

The IoC not claimed within a period of 03 (three) years, counting from the payment date, will prescribe and revert in favor of the company (Law No. 6,404, of 12/15/76, Article 287, Item II, item a).

São Paulo, November 29th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 29, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director